# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMMERCE BANCSHARES INC /MO/, CIK 0000022356
CUSIP: 200525103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1000 WALNUT, KANSAS CITY, Missouri (MO), 64106
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001009076

## Reporting persons
- COMMERCE BANK: type of reporting person: bank (BK); citizenship or place of organization: Missouri (MO); sole voting power 2,098,985; shared voting power 2,943,320; sole dispositive power 3,469,458; shared dispositive power 2,191,365; aggregate amount beneficially owned 8,462,359 (6.2% of the class)

## Item 1. Issuer
Name of issuer: COMMERCE BANCSHARES INC /MO/
Address of issuer's principal executive offices: 1000 WALNUT, KANSAS CITY, MISSOURI, 64106

## Item 2. Person Filing
Name of person filing: Commerce Bank
Address of principal business office or, if none, residence: 1000 Walnut Street, Kansas City, Missouri 64016
Citizenship: Missouri

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned:
8,462,359 *

*Commerce Bank's beneficial ownership of Commerce Bancshares, Inc. common stock has been continuously described in the Commerce Bancshares, Inc. definitive proxy statement on an annual basis pursuant to the requirements of Item 403 of Regulation S-K and Schedule 14A.
Percent of class: 6.2%
Sole power to vote or to direct the vote: 2,098,985
Shared power to vote or to direct the vote: 2,943,320
Sole power to dispose or to direct the disposition: 3,469,458
Shared power to dispose or to direct the disposition: 2,191,365

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares of common stock set forth in Item 4 are owned by participants in Commerce Bancshares, Inc.'s 401(k) plan or by various investment advisory clients of Commerce Bank, which is deemed to be the beneficial owner of those shares pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than Commerce Bank have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from sales of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COMMERCE BANK: Paul A. Steiner, Controller, Chief Accounting Officer (02/11/2026)